UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42416

ELONG POWER HOLDING LIMITED

(Translation of registrant’s name into English)

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

As previously disclosed on the Form 6-K filed by Elong Power Holding Limited (the “Company”) with the Securities and Exchange Commission on August 11, 2026, the Company effected a share consolidation at the ratio of forty-five (45)-for-one (1) (the “August 2026 Share Consolidation”). As such, the warrants issued in the Company’s registered offerings in May, July and August 2026 (together, the “Common Warrants”) and the exercise price were adjusted accordingly to the downward adjustment mechanisms and anti-dilution provisions of the Common Warrants. The exercise price was adjusted and reduced to the lowest volume-weighted average price (“VWAP”, and such lowest VWAP, the “Event Market Price”) during the period beginning five consecutive trading days immediately preceding, and ending five consecutive trading days immediately following, any future offerings (the “Share Combination Adjustment Period”), provided that, for purposes of calculating the Event Market Price, the VWAP for trading days prior to the August 2026 Share Consolidation was the VWAP as reported after giving proportional effect to the August 2026 Share Consolidation. The number of Class A Ordinary Shares issuable under the warrants was increased such that the aggregate exercise price, after giving effect to the decrease in the exercise price, was equal to the aggregate exercise price in effect on the issuance date for the warrant shares then outstanding.

As of the close of trade of August 17, 2026, the last day of the Share Combination Adjustment Period, the exercise price for the Common Warrants was adjusted to $3.80 per share, and the number of warrant shares was adjusted to approximately 3,193,862 Class A Ordinary Shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2026	Elong Power Holding Limited

	By:	/s/ Xiaodan Liu
Xiaodan Liu
Chief Executive Officer

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